Canaccord Genuity LLC

Notes to Consolidated Financial Statements

March 31, 2018

1. Organization and Nature of Operations

On March 15, 2018, Canaccord Genuity Inc. was converted into a limited liability company and renamed Canaccord Genuity LLC (the "Company"). Pursuant to the Limited Liability Company Agreement, Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is the sole member of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), which is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with the required accounting treatment since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, customer transactions are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are also registered clearing broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited an affiliated Australian broker-dealer.

2. Significant Accounting Policies

Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect of share based compensation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions are included in the statement of operations in Other expenses.

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Treasury Stock

These consolidated financial statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury stock) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust in order to meet obligations in connection with the awards made pursuant to the Company's long-term incentive plan. No gain or loss is recognized in the statement of operations related to the purchase of CGGI's shares. Any difference between the carrying amount and consideration is recognized in Member's Equity on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid on such shares.

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement.

Commission revenue is recorded as services are performed and transactions are executed on a trade date basis net of expenses. Commission revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services, which are recorded when earned and reasonably determinable. Investment banking revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

Principal Transactions, net

Gains and losses from proprietary securities transactions and market making activities, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances the Company does not ascribe any value to securities where price transparency is limited or not available.

Share-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. For certain LTIP awards, the fair value of awards granted to employees is expensed in the period in which those awards are deemed to be earned. This period is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. Typically, these awards vest ratably over a three year vesting period. So long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan these awards will continue to vest during the vesting period. For certain other awards, typically new hire awards or retention awards, vesting is directly subject to continued employment and therefore these awards are subject to a continuing service requirement and are expensed over the vesting period as compensation expense on a graded amortization basis.

There are no performance conditions attached to the LTIP awards.

Development Costs

Development costs include certain costs incurred in respect of new employees, placement, and other recruiting costs.

Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI. For the period from April 1, 2017 to March 15, 2018, the Company's provision for income taxes was recorded based on filing a separate income tax return adjusted to reflect tax-sharing allocations among members of the U.S. consolidated group of which the Company was a member.

3. Recently Issued Accounting Standards

Disclosures Regarding Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. ASU 2014-09 establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company adopted the standard as of April 1, 2018 and applied it on a modified retrospective basis. With the adoption of ASU 2014-09 investment banking revenue will be presented on a gross basis rather than on a net basis. It is not expected that this change will have a material impact on revenue recognition. For the year ended March 31, 2018 investment banking revenue was shown as the net amount of $57,583,218 in the Statement of Operations which was comprised of the gross investment banking revenue of 60,444,084 less deal expenses of $2,860,866 . As a result of adoption, there was no cumulative effect of initially applying the standard as an adjustment to retained earnings as of April 1, 2018.

ASU No. 2014-09 contains presentation and disclosure requirements which are more detailed than the current standards. Upon adoption of ASU No. 2014-09 on April 1, 2018, the Company will provide the required disclosures for each of the Company's revenue streams.

Disclosures Regarding Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance in this update amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The guidance in this update is effective for fiscal years beginning after December 15, 2017. The Company adopted this guidance on April 1, 2018. There was no significant impact upon adoption of this guidance on the Company's consolidated financial statements.

Disclosures Regarding Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases classified as operating leases of greater than twelve months. The accounting by lessors will remain largely unchanged. The guidance in this update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective approach, and provides for certain practical expedients. The Company expects to adopt this standard beginning April 1, 2019 and is currently evaluating the impact on its consolidated financial statements.

Disclosures Regarding Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 provides guidance on the following eight specific cash flow classification issues: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments; (3) contingent consideration payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate-owned life insurance policies; including bank-owned life insurance policies; (6) distributions received from equity method investments; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. Current U.S. GAAP does not include specific guidance on these eight cash flow classification issues. The amendments in ASU No. 2016-15 are effective for fiscal years beginning after December 15, 2017. Earlier adoption is permitted, provided that all the amendments are adopted in the same period. The amendments in this update are to be applied on a retrospective basis. The Company adopted this guidance on April 1, 2018. There was no significant impact upon adoption of this standard on the Company's consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in ASU No. 2016-18 address diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. Under this guidance, companies will be required to present restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on

the statement of cash flows. The amendments in ASU No. 2016-18 are required to be applied retrospectively and are effective for fiscal years beginning after December 15, 2017. The Company adopted this guidance on April 1, 2018. There was no significant impact upon adoption of this standard on the Company's consolidated financial statements.

Modification of Stock-based Compensation Awards

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718) Scope of Modification Accounting, which clarifies that an entity should account for the effects of a modification unless the fair value, vesting terms and classification as liability or equity of the modified and original awards do not change on the modification date. The amendments in ASU No. 2017-09 is effective for fiscal years beginning after December 15, 2017. The Company adopted this guidance on April 1, 2018. The Company does not expect that there will be a significant impact upon the Company's consolidated financial statements as a result of the adoption of this standard.

4. Fair Value Measurement

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset, and reflect management's own assumptions to determine fair value.

The following table is a summary of the levels used, as of March 31, 2018, in valuing the Company's securities owned and securities sold, not yet purchased, carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Balance as of March 31, 2018
Assets				
Corporate equities	$7,240,565	27,275,937	-	$34,516,502
U.S. government securities	2,074	-	-	$2,074
Other sovereign government		178,845		$178,845
Corporate and other debt	-	2,440,137	-	$2,440,137
Certificates of deposits	-	857	-	$857
Total	$7,242,639	$29,895,776	$0	$37,138,415
Liabilities				
Corporate equities	$9,108,431	$8,600,289	-	$17,708,720
Other sovereign government	$0	$300,099		$300,099
Corporate and other debt	-	1,960,085	-	$1,960,085
Certificates of deposits	-	1,004	-	$1,004
Total	$9,108,431	$10,861,477	$0	$19,969,908

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

Corporate equities

- **Exchange-traded equity securities** – Securities traded on domestic and international exchanges are stated at the last reported sales price on the valuation date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

  Over–The-Counter (OTC) equity securities – This includes securities traded on various bulletin board based trading platforms such as the OTC Bulletin Board (OTCBB) and OTC Link. The OTC Bulletin Board (OTCBB) is an electronic quotation system that displays real-time quotes, last sales prices, and volume information for many over-the-counter securities that are not listed on a national securities exchange. Similarly, OTC Link is an electronic inter-dealer quotation system that displays quotes from broker-dealers for many over-the-counter (OTC) securities. Market makers such as the Company and other broker-

dealers that buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. Except for some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. To the extent these securities are frequently traded in an active market for such securities, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing assumptions and estimates appropriate for such securities. Where there is no price transparency for an extended period of time (generally more than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company does not ascribe any value to such securities.

Corporate and other debt

- **Corporate bonds** – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

- **U.S. Government securities** – Comprised of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

During the year-ended March 31, 2018, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

5. Risk Management

Trading activities expose the Company to market and credit risks as described below. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role,

- Defined risk management policies and procedures supported by an established analytical framework, and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.

- The company sells financial instruments that it does not currently own described as securities not yet purchased. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2018.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

- Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of financial instruments held by the Company.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

6. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

7. Other Receivables and Accounts Payable and Accruals

Amounts include $1,875,914 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 16).

8. Fixed Assets

At March 31, 2018, fixed assets were comprised of the following:

Leasehold improvements	$ 3,527,307
Furniture and fixtures	220,003
Equipment	3,068,561
	6,815,871
Less: Accumulated depreciation	(4,163,189)
	$ 2,652,682

9. Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI. For the period from April 1, 2017 to March 15, 2018, the Company's provision for income taxes was recorded based on filing a separate income tax return adjusted to reflect tax-sharing allocations among members of the U.S. consolidated group of which the Company was a member.

As a result of the Company's conversion to an LLC, characterized as a disregarded entity for income tax purposes, its deferred tax items transferred to its sole member, CADI, upon such conversion. As the Company had a full valuation allowance against its deferred tax assets at the

time of its conversion, the transfer of the deferred tax items to its sole member had no impact on the Company's tax expense.

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine its taxable income. On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes several years before these examinations are completed, and matters resolved. Income tax returns for the taxation years ended March 31, 2015, 2016 and 2017 are considered to be open for examination by federal and state taxing authorities. The Company is currently under examination by the City of New York for the years ended March 31, 2013 and 2014, and under examination by the IRS for the year ended March 31, 2013.

10. VIE

The assets and liabilities of the Company's deferred compensation plan are held in a rabbi trust which is considered a VIE of the Company. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the rabbi trust are consolidated with the financial statements of the Company. At March 31, 2018, Member's equity on the Company's consolidated Statement of Financial Condition was reduced by $30,168,423, representing the obligations of the Company in connection with the deferred compensation plan. The liability represents awards in respect of shares of CGGI to satisfy awards made under the LTIP granted by the Company. These shares are held by the trustee of the rabbi trust.

11. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations. The Company made a discretionary matching contribution of $1,033,890 to this plan during the year ended March 31, 2018.

The Company has a stock-based compensation program in which participating employees are entitled to receive shares in CGGI which generally vest over a period of three years (the "RSUs"). This program is referred to as the Long Term Incentive Plan (the "LTIP" or the "Plan"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. Participating employees receive common shares of CGGI at the time of vesting. The

Company accounts for these awards as equity-settled transactions. As described in note 1 to these consolidated financial statements the Company has established an employee benefit trust (the Trust). The Company funds the Trust with cash which is used by the trustee to purchase common shares on the open market that will be held in the Trust until the RSUs vest.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

Effective as of March 31, 2018 the Plan was changed to remove certain employment-related conditions for the vesting of RSU awards made as part of the normal course compensation cycle. With the change, RSUs will continue to vest after termination of employment so long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan. Typically, these awards vest ratably over a three year vesting period. Because of this change, the Company determined that the awards do not meet the criteria for an in-substance service condition, as defined by ASC Topic 718. Accordingly, RSUs granted as part of the normal course incentive compensation payment cycle are expensed in the period in which those awards are deemed to be earned with a corresponding increase in equity, which is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. With this change to the Plan, the Company recorded an additional expense of $12,029,901 during the year ended March 31, 2018 with a corresponding increase in member's equity in respect of the unamortized portion of outstanding awards as of March 31, 2018 and which represents the amount that would have otherwise been expensed in periods after March 31, 2018 if the Plan had not been changed (the "Accelerated Expense").

For certain awards, typically new hire awards or retention awards, vesting is subject to continued employment and therefore these awards are subject to a continuing service requirement. Accordingly, the Company recognizes the cost of such awards as an expense on a graded basis over the applicable vesting period with a corresponding increase in member's equity.

The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

The total expense recognized in connection with share-based payment awards during the year ended March 31, 2018 was $23,837,322 including the Accelerated Expense referred to above.

During the year ended March 31, 2018, under the terms of the LTIP, the Company granted stock awards for 2,892,855 shares of CGGI stock, with a total fair value of $10,982,946 at the date of

grant with a weighted average fair value of $3.80 per share. The Trust purchased 2,721,297 shares during the year ended March 31, 2018.

	Number
Unvested awards outstanding, March 31, 2017	5,317,475
Granted	2,892,855
Vested	(1,631,534)
Forfeitures	(218,974)
Unvested awards outstanding, March 31, 2018	**6,359,822**

	Number
Common shares held by the Trust, March 31, 2017	5,024,776
Acquired	2,721,297
Released on vesting	(1,631,575)
Common shares held by the Trust, March 31, 2018	**6,114,498**

As of March 31, 2018, the Company had a net liability to CGGI in the amount of $1,028,586 in respect of awards under the LTIP that were granted prior to the establishment of the EBT and an investment of $30,168,617 in CGGI shares which were purchased by an employee benefit trust and which have not yet vested.

The remaining amortization expense associated with LTIP awards outstanding as of March 31, 2018 is as follows:

2019	$1,658,004
2020	533,783
2021	14,817
	$2,206,604

At March 31, 2018, the Company held 22,410 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards. In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $120,472 is included in securities owned, in the statement of financial condition. It is expected that such shares will be utilized for future awards.

Canaccord Genuity LLC

Notes to Consolidated Financial Statements (continued)

12. Development Costs and Restructuring Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

For the year ended March 31, 2018 development costs incurred were $369,956 and were in respect of recruitment and placement fees.

A restructuring expense in the amount of $1,538,710 was recorded during the year ended March 31, 2018 in connection with employees that had been terminated during the year.

13. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2019	$ 6,125,888
2020	5,624,411
2021	5,598,739
2022	5,509,041
2023	5,526,593
Thereafter	8,345,945
Total	$ 36,730,617

The company subleases certain of its office space to other parties under various non-cancelable operating leases. The future minimum aggregate rent receivable under these non-cancelable operating leases is $26,318.

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2018, the Company did not have any open underwriting commitments.

Litigation proceedings, claims and contingent liabilities

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has recorded provisions for matters where payments for such matters are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company and its affiliates provide financial advisory, underwriting and other services to, and trade the securities of issuers that are involved with new and emerging industries, including the US cannabis industry. Activities within such industries, including the US cannabis industry, typically have not had the benefit of a history of successful operating results. In addition to the economic uncertainties associated with new industries, new activities and new issuers, the laws applicable to such industries or activities, particularly the US cannabis industry and the activities of issuers in that industry, and the effect or enforcement of such laws are undetermined, conflicting and uncertain. With respect to the US cannabis industry, cannabis continues to be a controlled substance under the United States Controlled Substances Act and as such, there is a risk that certain issuers, while in compliance with applicable state law, may be prosecuted under federal law. Accordingly, the Company has adopted policies and procedures reasonably designed to ensure compliance with the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") and the guidance issued by the United States Department of the Treasury Financial Crimes Enforcement Network, FIN-2014-G001 (the "FinCEN Guidance") relating to providing financial services to marijuana related businesses in the United States (as that term is used in the FinCEN Guidance). While the Company takes steps to identify the risks associated with emerging industries, including the US cannabis industry, and only provides services to those issuers where it determines that there is no material risk to the Company or where any risk is unlikely to result in a material adverse consequence to the Company, there is a risk that the Company could be the subject of third party proceedings which may have a material adverse effect on the financial position of the Company. The Company has determined that any such proceedings are unlikely and, accordingly, has not recorded a provision in respect of such matters.

The Company clears its customers' transactions through ML and Pershing. In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and

Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

As of March 31, 2018, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $2,029,982, as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $2,029,982. This restricted cash is included in Other receivables in the consolidated statement of financial condition.

14. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities. As of March 31, 2018, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due to Parent, CADI		38,066
Due from other affiliates	1,241,620	
Due to other affiliates		7,147,081
Subordinated debt (note 15)		27,000,000

Due from other affiliates consists primarily of reimbursements due from affiliates for invoices paid on their behalf. Due to other affiliates consists primarily of reimbursements due to affiliates for invoices paid on behalf of the Company. Due to and from the Company's Parent and other affiliates also includes amounts in respect of a tax sharing arrangement. (See Note 9)

During the year ended March 31, 2018, the Company transferred to an affiliate certain low value and thinly traded securities at the fair value of such securities as of that date. The fair value of these securities was not significant.

CGI has provided employee loans totaling $313,086 which are at prevailing interest rates and is shown on the consolidated statement of financial condition under Notes receivable from employees. The interest income associated with these loans is $4,228.

The Company receives administrative services form certain affiliates for certain services which include services related to information technology, legal and finance. For the year-ended March 31, 2018, included in Other Expenses on the statement of operations is an expense of $2,426,471 for these services.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

During the year the Company's parent, CADI contributed capital to the Company in the amount of $2,000,000 pursuant to a contribution agreement between CADI and the Company,

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity LLC, Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited (Note 16) the Company has recorded unsettled transactions in the amount of $1,875,914 on the consolidated statement of financial condition.

15. Subordinated Debt

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of May 31, 2020. The subordinated borrowing bears interest at 10% per annum. On May 11, 2017, the maturity date for the subordinated loan was extended from March 31, 2018 to May 31, 2020.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

16. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2018, the Company had net capital of $28,695,469 which was $27,695,469 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i).

17. Subsequent Events

In preparing the financial statements, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 30, 2018, the date that the Company's financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.